Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated financial statements, including the notes thereto, as of and for the three and the six months ended June 30, 2026, and June 30, 2025 included as Exhibit 99.2 to the Report on Form 6-K dated August 12, 2026 to which this discussion is attached as Exhibit 99.3. We also recommend that you read our operating and financial review and prospects and our audited consolidated financial statements for 2025, 2024 and 2023, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).
The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in US dollars. Unless otherwise indicated, all references to currency amounts in this discussion are in US dollars. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.
The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under Item 3. “Key Information—D. Risk Factors” in our Annual Report.
Unless otherwise indicated or the context otherwise requires, all references to “Jumia” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Jumia Technologies AG and its consolidated subsidiaries.

Overview
We are the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with customers, our logistics service, which enables the shipment and delivery of packages from sellers to customers, and our payment gateways, which, together with their network of licensed payment service providers and other partners, facilitate transactions among participants active on our platform in selected markets.
On our marketplace, a large and diverse group of sellers offer goods across a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other, including fast-moving consumer goods, to customers (i.e., consumers, retailers, distributors and other local buyers). A diverse and competitive marketplace is critical to our ability to provide a broad selection of products and deliver value to our customers who have limited disposable income. In connection with our marketplace offering, we also engage in corporate sales, where we sell physical goods to local and regional retailers, distributors and other corporate buyers. We had 6.4 million Annual Active Customers as of June 30, 2026. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more customers to our platform, increasing traffic and orders, which, in turn, attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In the six months ended June 30, 2026, the vast majority of the items sold through our marketplace were offered by third-party sellers.
Our logistics service, Jumia Logistics, facilitates the delivery of goods in a convenient and reliable way. It consists of a large network of leased warehouses, pickup stations for customers and drop-off locations for sellers and a significant number of local third-party logistics service providers, whom we integrate and manage through our proprietary technology, data and processes. This integrated logistics ecosystem is essential to our ability to scale operations efficiently across our markets with minimal capital expenditure requirements.
Our payment gateways, available in all our markets, have been designed to facilitate cashless online transactions between participants at checkout on our platform, as well as upon customer delivery, and are integrated with our backend. They encompass a number of functionalities positioning African customers, who have traditionally relied on cash, to transact in a cash-less manner. Our payment gateways make use of a network of licensed payment service providers and other partners and provide digital payment processing on our platform allowing for a fast and secure payment experience at checkout or on delivery.
Our operations benefit from a uniform technology platform coupled with coordinated local presence. Our unified, scalable technology platform has been developed by our technology and data team, which is predominantly located in Portugal and Egypt. This technology platform covers all relevant aspects of our operations, from data management, business intelligence, traffic optimization and customer engagement to infrastructure, logistics and payments. We constantly collect and analyze data to help us optimize our operations, make our customer experience more personal and relevant, and enable us, selected sellers and logistics partners to make informed real-time decisions. Our local teams in each of our countries of operations have access to, and may benefit from, the centralized data collection and analytics and are empowered to use the insights gained from our platform in order to take action locally.
We remain committed to reaching profitability through disciplined execution, focused on achieving fundamental growth, improved cash efficiency, and a strong consumer value proposition. In the first half of 2026, we continued to navigate a challenging macroeconomic environment while implementing strategic initiatives to strengthen our financial foundation. Early in the year, we strategically exited Algeria to focus our resources on geographies offering the strongest opportunities for sustainable growth. These steps, combined with ongoing cost discipline, contributed to improved operating performance across our remaining eight countries, as reflected in growth across GMV, orders, and active customers. Annual Active Customers reached 6.4 million as of June 30, 2026, an increase of 18.4% compared to June 30, 2025. Physical goods Orders reached 12.1 million in the six months ended June 30, 2026, an increase of 27.8% compared to the six months ended June 30, 2025. GMV reached $427.5 million in the six months ended June 30, 2026, an increase of 25.0% when compared to the six months ended June 30, 2025. In terms of financial indicators, our Operating loss decreased by 25.4% from $35.2 million in the six months ended June 30, 2025 to $26.2 million in the six months ended June 30, 2026, primarily driven by strong usage growth, higher monetization, and continued cost discipline. Our Adjusted EBITDA loss, which excludes income tax expense (benefit), finance income, finance costs, depreciation and amortization, and share-based compensation expense, decreased by 33.7%, from $29.2 million in the six months ended June 30, 2025 to $19.4 million in the six months ended June 30, 2026, consistent with the improvement in operating performance. See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of Adjusted EBITDA to loss for the period, the most directly comparable IFRS financial performance measure. Our Loss before tax decreased by 12.5% from $32.8 million in the six months ended June 30, 2025 to $28.7 million in the six months ended June 30, 2026, reflecting the improvement in operating performance partially offset by the impact of non-cash foreign exchange losses.
Recent Developments
On August 11, 2026, Jumia priced a capital raise anchored by a $25 million investment from the International Finance Corporation, a member of the World Bank Group, and including investments by Axian, one of our largest shareholders, as well as other investors. The investors agreed to purchase 9.1 million ADSs at a price of $5.52 per ADS, resulting in expected gross proceeds to Jumia of $50.0 million. The transactions are subject to customary conditions and are expected to close in the second half of August 2026. Jumia currently intends to use the net proceeds to support its next phase of growth, enhance efficiency across its core African markets and strengthen its integrated marketplace and logistics network.
Guidance
As of August 12, 2026, we confirm our strategic goal to achieve breakeven on an Adjusted EBITDA basis and positive cash flow in the fourth quarter of 2026 and full-year profitability on an Adjusted EBITDA basis and positive cash flow in 2027. This strategic goal is based on the following plans for 2026:
•GMV growth between 20% and 30% compared to 2025, adjusted for perimeter effects.
•Adjusted EBITDA loss between $25 million and $30 million.
In furtherance of these goals, we plan to continue prioritizing sustainable usage growth and sales growth in lower-value but higher-margin categories.
The above forward-looking statements reflect Jumia’s expectations and strategic goals as of August 12, 2026, are subject to change, and involve inherent risks and uncertainties which are partially or fully beyond its control. These risks include but are not limited to political and economic conditions across the countries where it operates; the broader economic impact of ongoing regional conflicts; disruptions to global and regional supply chains, including shortages and price increases affecting memory chips, CPUs, smartphones and other electronics; disruptions to air freight routes through the Middle East; increases in fuel prices and related surcharges imposed by logistics providers; supply and demand headwinds, including in higher value electronic items; and Jumia’s ability to mitigate these risks. These risks also include, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors” in Jumia’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission for the year ended December 31, 2025. There can be no assurance that Jumia will achieve the guidance or strategic goals described above. See “Forward Looking Statements” below for further details.
Key Performance Indicators
The following table sets forth our unaudited key performance indicators for the three and six months ended June 30, 2026, and June 30, 2025. For definitions and explanations of our key performance indicators, please see “Non-IFRS and Other Financial and Operating Metrics” below.

	For the three months ended June 30,		For the six months ended June 30,
(in millions)	2025	2026	2025	2026
Annual Active Customers(1)	5.4	6.4	5.4	6.4
Orders Physical Goods	5.0	6.3	9.5	12.1
Orders Physical Goods adjusted for perimeter effects(2)	4.9	6.3	9.4	12.1
Orders JumiaPay App	0.1	0.0	0.7	0.0
Orders JumiaPay App adjusted for perimeter effects(2)	0.1	0.0	0.7	0.0
GMV	$180.2	$216.3	$341.9	$427.5
GMV adjusted for perimeter effects(2)	$176.5	$216.3	$334.6	$425.5
Adjusted EBITDA(3)	$(13.6)	$(8.7)	$(29.2)	$(19.4)
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(1) Annual Active Customers figures are reported “as of” the dates in the table.
(2) Adjustments for perimeter effects relate to the exit from Algeria. As of the first quarter of 2026, we have revised our perimeter effects adjustments to exclude Algeria following our exit, and we have recast comparative prior period amounts accordingly.
(3) See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Adjusted EBITDA useful.
As of June 30, 2026, Annual Active Customers reached 6.4 million compared to 5.4 million as of June 30, 2025. This growth was primarily driven by our enhanced customer value proposition and improvements in our physical goods product assortment, which supported stronger customer acquisition and retention.
Order growth reflects continued improvement in product assortment and a stronger customer value proposition in physical goods. In line with our strategic focus, we reduced our emphasis on digital products sold through our JumiaPay App. Physical goods orders grew by 26.1% from 5.0 million in the three months ended June 30, 2025 to 6.3 million in the three months ended June 30, 2026, reflecting continued improvement in product assortment and a stronger customer value proposition in physical goods.
Physical goods Orders increased by 27.8% from 9.5 million in the six months ended June 30, 2025 to 12.1 million in the six months ended June 30, 2026, reflecting continued improvement in product assortment and a stronger customer value proposition in physical goods.
GMV increased by 20.1% from $180.2 million in the three months ended June 30, 2025 to $216.3 million in the three months ended June 30, 2026. GMV growth reflected a category mix shift, with strong performance in fashion, beauty, and home and living, categories with lower average item value but higher take rates for Jumia, while the phones category was impacted by supply disruptions from memory chip and CPU shortages, as well as air freight disruption through the Gulf. Adjusted for perimeter effects, GMV grew by 22.5% in the three months ended June 30, 2026 compared to the same period in 2025.
GMV increased by 25.0% from $341.9 million in the six months ended June 30, 2025 to $427.5 million in the six months ended June 30, 2026, driven by robust consumer demand. Adjusted for perimeter effects, GMV grew by 27.1% in the six months ended June 30, 2026 compared to the same period in 2025.
Jumia continues to deploy marketing with a focus on efficiency and ROI, focusing investment on efficient channels to support customer acquisition, engagement, and repeat behavior. These include paid online marketing, customer relationship management (“CRM”), search engine optimization (“SEO”), and relevant offline local channels (e.g. radio and print) while also leveraging its JForce agent network.
As a result of these efforts and adjusted for perimeter effects, Jumia is attracting what it believes to be a stickier and higher quality customer base as evidenced by a 172 basis point year-over-year improvement in repurchase rates. Jumia’s cohort analysis indicates that 44% of new customers, who placed their first order in the first quarter of 2026, made a second purchase within 90 days, compared to 42% of new customers in the first quarter of 2025.
TPV and Jumia Payment Gateways Transactions Reporting
Effective as of the first quarter of 2026, Jumia discontinued its quarterly disclosure of the KPIs “Total Payment Volume (TPV)” and “Jumia Payment Gateways Transactions”. Since 2023, Jumia has been shifting its strategic focus toward physical goods. Following this strategic shift and the discontinuation of the standalone JumiaPay App in 2025 (except in Egypt where it remained live to manage certain legacy payment partnerships), these metrics are no longer among the primary indicators used by management to assess Jumia’s operating performance.

Operating Results
Comparison of the three and six months ended June 30, 2025, and June 30, 2026
Unaudited Interim Condensed Consolidated Statement of Operations

	For the three months ended June 30,		For the six months ended June 30,
(in USD millions)	2025	2026	2025	2026
Revenue	45.6	52.0	81.9	102.6
Cost of revenue	(21.7)	(21.3)	(38.1)	(42.4)
Gross profit	23.9	30.7	43.8	60.1
Fulfillment expense	(10.8)	(12.7)	(20.2)	(24.9)
Sales and advertising expense	(4.2)	(5.5)	(7.3)	(10.6)
Technology and content expense	(9.2)	(9.0)	(18.9)	(17.9)
General and administrative expense(1)	(17.0)	(16.8)	(34.2)	(34.8)
Other operating income	0.8	1.1	1.6	2.1
Other operating expense	(0.1)	(0.1)	(0.1)	(0.3)
Operating loss	(16.5)	(12.4)	(35.2)	(26.2)
Finance income	3.0	0.5	6.3	1.0
Finance costs	(2.7)	1.0	(3.9)	(3.4)
Loss before Income tax	(16.3)	(10.9)	(32.8)	(28.7)
Income tax benefit / (expense)	(0.3)	(0.9)	(0.5)	(0.8)
Loss for the period	(16.6)	(11.7)	(33.3)	(29.5)
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(1)Includes share-based compensation expense of $0.9 million in the three months ended June 30, 2025, $1.7 million in the three months ended June 30, 2026, $2.0 million in the six months ended June 30, 2025 and $2.8 million in the six months ended June 30, 2026.
Revenue
The following table shows a breakdown of our revenue in the three and six months ended June 30, 2025, and June 30, 2026 by source:

	For the three months ended June 30,		For the six months ended June 30,
(in USD millions)	2025	2026	2025	2026
Marketplace revenue(1)	21.6	28.8	39.6	55.9
Third-party sales	18.6	23.5	34.6	46.7
Value-added services	1.1	1.9	1.7	3.5
Marketing and advertising	1.9	3.5	3.4	5.7
First-party sales	23.6	22.8	41.4	45.9
Platform revenue(2)	45.2	51.7	81.0	101.8
Non-platform revenue(3)	0.4	0.3	0.9	0.8
Total revenue	45.6	52.0	81.9	102.6
Cost of revenue	(21.7)	(21.3)	(38.1)	(42.4)
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(1) Marketplace revenue is the sum of third-party sales, marketing and advertising and value-added services.
(2) Platform revenue is the sum of marketplace revenue and first-party sales.
(3) Non-platform revenue corresponds to other revenue shown in the notes to our unaudited interim condensed consolidated financial statements.
Our primary sources of revenue are first-party sales and third-party sales.
Shifts in the relative proportion of first-party and third-party sales trigger variations in revenue, as we record the full sales price as revenue for first-party sales and only a percentage of the sales price (commission) for third-party sales, both net of returns and VAT. While we track revenue, we recognize that the relative proportion of first-party and third-party sales can impact its interpretation; accordingly, we utilize gross profit alongside revenue to steer our operations.
Revenue was $52.0 million in the three months ended June 30, 2026, compared to $45.6 million in the three months ended June 30, 2025, an increase of 13.9%, and $102.6 million in the six months ended June 30, 2026, compared to $81.9 million in the six months ended June 30, 2025, an increase of 25.2%, reflecting sustained consumer demand and consistent execution across our platform. The quarterly growth rate was partly moderated by a higher share of third-party sales relative to first-party sales, as third-party transactions generate commission income rather than full sales revenue.
Marketplace revenue was $28.8 million in the three months ended June 30, 2026, compared to $21.6 million in the three months ended June 30, 2025, an increase of 33.6%, and $55.9 million in the six months ended June 30, 2026, compared to $39.6 million in the six months ended June 30, 2025, an increase of 41.0%.
Third-party sales were $23.5 million in the three months ended June 30, 2026, compared to $18.6 million in the three months ended June 30, 2025, an increase of 26.4%, and $46.7 million in the six months ended June 30, 2026, compared to $34.6 million in the six months ended June 30, 2025, an increase of 35.1%. Growth in both periods was driven by strong execution in our marketplace business, supported by rising customer usage and higher effective take rates.
Marketing and advertising revenue was $3.5 million in the three months ended June 30, 2026, compared to $1.9 million in the three months ended June 30, 2025, an increase of 88.4%, and $5.7 million in the six months ended June 30, 2026, compared to $3.4 million in the six months ended June 30, 2025, an increase of 68.8%, reflecting continued growth in sponsored products and increased seller adoption of retail media advertising.
Value-added services revenue was $1.9 million in the three months ended June 30, 2026, compared to $1.1 million in the three months ended June 30, 2025, an increase of 61.3%, and $3.5 million in the six months ended June 30, 2026, compared to $1.7 million in the six months ended June 30, 2025, an increase of 104.0%, reflecting growth in warehousing fees. These increases were supported by higher volumes flowing through our storage infrastructure, largely attributable to demand from Chinese sellers, together with monetization of our warehousing services.
Revenue from first-party sales was $22.8 million in the three months ended June 30, 2026, compared to $23.6 million in the three months ended June 30, 2025, a decrease of 3.4%, consistent with supply and demand headwinds in higher-value electronic items, alongside the strong pace of marketplace growth. For the six months ended June 30, 2026, revenue from first-party sales was $45.9 million, compared to $41.4 million in the six months ended June 30, 2025, an increase of 10.8%, driven by increased volume growth moderated by supply and demand headwinds in higher value electronic items, alongside the strong pace of marketplace growth. We generally undertake first-party activity in an opportunistic manner to complement the breadth of the product assortment on our platform; its scale will naturally vary with market conditions.
Cost of Revenue
Cost of revenue decreased by 2.0% from $21.7 million in the three months ended June 30, 2025 to $21.3 million in the three months ended June 30, 2026, and increased by 11.5% from $38.1 million in the six months ended June 30, 2025 to $42.4 million in the six months ended June 30, 2026. These movements were primarily driven by the evolution in first-party sales. Cost of revenue primarily includes the purchase price of customer products sold in first-party sales. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items are also included in cost of revenue.
Gross Profit
Gross profit increased by 28.4% from $23.9 million in the three months ended June 30, 2025 to $30.7 million in the three months ended June 30, 2026, and by 37.2% from $43.8 million in the six months ended June 30, 2025 to $60.1 million in the six months ended June 30, 2026.

Gross profit as a percentage of GMV increased to 14.2% in the three months ended June 30, 2026, compared to 13.3% in the three months ended June 30, 2025, and to 14.1% in the six months ended June 30, 2026, compared to 12.8% in the six months ended June 30, 2025. These increases reflect a shift in the mix toward higher take rate revenue streams, and our disciplined strategy of prioritizing attractive category economics and take rates rather than pursuing discount-driven volume growth.
Fulfillment Expense
Fulfillment expense increased by 17.5% from $10.8 million in the three months ended June 30, 2025 to $12.7 million in the three months ended June 30, 2026, and by 23.0% from $20.2 million in the six months ended June 30, 2025 to $24.9 million in the six months ended June 30, 2026. These increases were primarily due to higher Order volumes.
Fulfillment expense per physical goods Order was $2.04 in the three months ended June 30, 2026, a decrease of 6.8% compared to the three months ended June 30, 2025, and was $2.05 in the six months ended June 30, 2026, a decrease of 3.8% compared to the six months ended June 30, 2025. These evolutions reflect productivity gains and economies of scale in fulfillment operations, automation in call centers, and improved rates with logistics partners, despite temporary fuel surcharges from our logistics partners and non-recurring termination costs in the respective periods.
Sales and Advertising Expense
Sales and advertising expense increased by 32.9% from $4.2 million in the three months ended June 30, 2025 to $5.5 million in the three months ended June 30, 2026, and by 46.1% from $7.3 million in the six months ended June 30, 2025 to $10.6 million in the six months ended June 30, 2026. These increases reflect higher marketing investments to support customer acquisition and engagement, while maintaining efficiency through targeted and performance-driven campaigns.
Technology and Content Expense
Technology and content expense decreased by 2.2% from $9.2 million in the three months ended June 30, 2025 to $9.0 million in the three months ended June 30, 2026, and by 5.1% from $18.9 million in the six months ended June 30, 2025 to $17.9 million in the six months ended June 30, 2026. These decreases were driven by ongoing headcount optimization and savings from recently renegotiated contracts.
General and Administrative Expense
General and administrative expense decreased by 0.8% from $17.0 million in the three months ended June 30, 2025 to $16.8 million in the three months ended June 30, 2026, and increased by 1.8% from $34.2 million in the six months ended June 30, 2025 to $34.8 million in the six months ended June 30, 2026.
Excluding share-based compensation expense, General and administrative expense decreased to $15.2 million in the three months ended June 30, 2026, compared to $16.0 million in the three months ended June 30, 2025, and to $32.0 million in the six months ended June 30, 2026, compared to $32.2 million in the six months ended June 30, 2025.
Staff costs within General and administrative expense, excluding share-based compensation expense, decreased by 7.0% from $8.4 million in the three months ended June 30, 2025 to $7.8 million in the three months ended June 30, 2026, driven mainly by approximately a 10% reduction in headcount as of June 30, 2026 compared to June 30, 2025. For the six months ended June 30, 2026, staff costs within General and administrative expense, excluding share-based compensation expense, increased by 4.1% from $16.2 million in the six months ended June 30, 2025 to $16.9 million in the six months ended June 30, 2026, driven by approximately $0.8 million in one-time termination benefits related to our Algeria exit in the three months ended March 31, 2026 and the appreciation of local currencies against the US dollar, partially offset by approximately a 10% reduction in headcount as of June 30, 2026 compared to June 30, 2025.
General and administrative expense also included a tax expense of $0.9 million in the three months ended June 30, 2026, compared to a $1.3 million tax benefit recognized in the three months ended June 30, 2025. For the six months ended June 30, 2026, the tax expense was $1.1 million, compared to a $0.1 million tax benefit recognized in the six months ended June 30, 2025.
Operating Loss
Operating loss decreased by 25.1% from $16.5 million in the three months ended June 30, 2025 to $12.4 million in the three months ended June 30, 2026, and by 25.4% from $35.2 million in the six months ended June 30, 2025 to $26.2 million in the six months ended June 30, 2026, driven by strong usage growth, higher monetization, and continued cost discipline.
Adjusting our operating loss for depreciation and amortization and share-based compensation expense, our Adjusted EBITDA loss decreased by 35.9% from $13.6 million in the three months ended June 30, 2025 to $8.7 million in the three months ended June 30, 2026, and by 33.7% from $29.2 million in the six months ended June 30, 2025 to $19.4 million in the six months ended June 30, 2026, consistent with the improvement in operating performance.
Finance Income
Finance income decreased from $3.0 million in the three months ended June 30, 2025 to $0.5 million in the three months ended June 30, 2026, and from $6.3 million in the six months ended June 30, 2025 to $1.0 million in the six months ended June 30, 2026, primarily due to a decrease in foreign exchange gains.
Finance Costs
Finance costs decreased from $2.7 million in the three months ended June 30, 2025 to a benefit of $1.0 million in the three months ended June 30, 2026, and from $3.9 million in the six months ended June 30, 2025 to $3.4 million in the six months ended June 30, 2026. Both periods benefited from a lower loss on disposal of debt instruments measured at fair value through OCI, as the financial investment portfolio fully matured during 2025. The quarterly improvement was further supported by a decrease in foreign exchange losses, while the six-month period was partly offset by higher foreign exchange losses.
Loss before Income Tax
Loss before income tax decreased by 33.3% from $16.3 million in the three months ended June 30, 2025 to $10.9 million in the three months ended June 30, 2026, and by 12.5% from $32.8 million in the six months ended June 30, 2025 to $28.7 million in the six months ended June 30, 2026. These decreases reflect improved operating performance, with the six-month improvement partially offset by the impact of non-cash foreign exchange losses compared to the six months ended June 30, 2025.
Income Tax Expense
Income tax expense increased from $0.3 million in the three months ended June 30, 2025 to $0.9 million in the three months ended June 30, 2026, and from $0.5 million in the six months ended June 30, 2025 to $0.8 million in the six months ended June 30, 2026.
Loss for the Period
Loss for the period decreased by 29.3% from $16.6 million in the three months ended June 30, 2025 to $11.7 million in the three months ended June 30, 2026, and by 11.5% from $33.3 million in the six months ended June 30, 2025 to $29.5 million in the six months ended June 30, 2026.
Constant Currency Data
We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects. Constant currency metrics are calculated using the average monthly exchange rates for each month during 2025 and applying them to the corresponding months in 2026, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth certain unaudited constant currency data for selected metrics for the three months ended June 30, 2025, and June 30, 2026 .

	For the three months ended June 30,
	As reported		YoY	As reported	Constant currency	YoY
	2025	2026	Change	2025	2026	Change
	(in USD millions)
Revenue	45.6	52.0	13.9%	45.6	52.3	14.7%
Gross Profit	23.9	30.7	28.4%	23.9	31.2	30.5%
Fulfillment expense	(10.8)	(12.7)	17.5%	(10.8)	(13.1)	21.2%
Sales and Advertising expense	(4.2)	(5.5)	32.9%	(4.2)	(5.5)	33.4%
Technology and Content expense	(9.2)	(9.0)	(2.2)%	(9.2)	(9.0)	(2.6)%
General and administrative expense(1)	(17.0)	(16.8)	(0.8)%	(17.0)	(17.1)	0.6%
Adjusted EBITDA(2)	(13.6)	(8.7)	(35.9)%	(13.6)	(8.8)	(35.1)%
Operating Loss	(16.5)	(12.4)	(25.1)%	(16.5)	(12.5)	(24.4)%
Loss before Income tax(3)	(16.3)	(10.9)	(33.3)%	(16.3)	(12.7)	(33.8)%

GMV	180.2	216.3	20.1%	180.2	207.1	14.9%
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(1)Includes share-based compensation expense of $0.9 million in the three months ended June 30, 2025 and $1.7 million in the three months ended June 30, 2026. In constant currency, share-based compensation expense was $1.7 million in the three months ended June 30, 2026.
(2)See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Adjusted EBITDA useful.
(3)Loss before Income tax in constant currency, and the corresponding year-over-year change, exclude the impact of foreign exchange gains/(losses) recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $2.8 million in the three months ended June 30, 2025 and $1.7 million in the three months ended June 30, 2026.

The following table sets forth certain unaudited constant currency data for selected metrics for the six months ended June 30, 2025, and June 30, 2026.

	For the six months ended June 30,
	As reported		YoY	As reported	Constant currency	YoY
	2025	2026	Change	2025	2026	Change
	(in USD millions)
Revenue	81.9	102.6	25.2%	81.9	98.7	20.5%
Gross Profit	43.8	60.1	37.2%	43.8	57.8	31.9%
Fulfillment expense	(20.2)	(24.9)	23.0%	(20.2)	(24.1)	19.1%
Sales and Advertising expense	(7.3)	(10.6)	46.1%	(7.3)	(10.3)	42.4%
Technology and Content expense	(18.9)	(17.9)	(5.1)%	(18.9)	(17.6)	(6.5)%
General and administrative expense(1)	(34.2)	(34.8)	1.8%	(34.2)	(33.9)	(0.8)%
Adjusted EBITDA(2)	(29.2)	(19.4)	(33.7)%	(29.2)	(19.7)	(32.7)%
Operating Loss	(35.2)	(26.2)	(25.4)%	(35.2)	(26.4)	(25.0)%
Loss before Income tax(3)	(32.8)	(28.7)	(12.5)%	(32.8)	(27.3)	(27.5)%

GMV	341.9	427.5	25.0%	341.9	398.6	16.6%
_________________________
(1)Includes share-based compensation expense of $2.0 million in the six months ended June 30, 2025 and $2.8 million in the six months ended June 30, 2026. In constant currency, share-based compensation expense was $2.8 million in the six months ended June 30, 2026.
(2)See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Adjusted EBITDA useful.
(3)Loss before Income tax in constant currency, and the corresponding year-over-year change, exclude the impact of foreign exchange gains/(losses) recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $4.9 million in the six months ended June 30, 2025 and $(1.7) million in the six months ended June 30, 2026.
Quarterly Data
The following table sets forth certain unaudited financial data for each fiscal quarter for the periods indicated. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. This information should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes thereto included as Exhibit 99.2 to the
Report on Form 6-K to which this discussion is attached. Our quarterly results are not necessarily indicative of future operating results.

	2025(1)				2026(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(in USD millions)
Revenue	36.3	45.6	45.6	61.4	50.6	52.0
Cost of revenue	(16.4)	(21.7)	(21.9)	(27.2)	(21.2)	(21.3)
Gross profit	19.9	23.9	23.8	34.2	29.4	30.7
Fulfillment expense	(9.4)	(10.8)	(10.4)	(14.8)	(12.2)	(12.7)
Sales and advertising expense	(3.1)	(4.2)	(5.2)	(7.0)	(5.1)	(5.5)
Technology and content expense	(9.6)	(9.2)	(8.7)	(9.4)	(8.9)	(9.0)
General and administrative expense(2)	(17.2)	(17.0)	(17.6)	(14.3)	(18.0)	(16.8)
Other operating income	0.8	0.8	0.8	0.9	1.0	1.1
Other operating expense	—	(0.1)	(0.1)	(0.2)	(0.2)	(0.1)
Operating loss	(18.7)	(16.5)	(17.4)	(10.6)	(13.9)	(12.4)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)Includes share-based compensation expense of $1.1 million in the first quarter of 2025, $0.9 million in the second quarter of 2025, $1.4 million in the third quarter of 2025, $1.3 million in the fourth quarter of 2025, $1.1 million in the first quarter of 2026 and $1.7 million in the second quarter of 2026.
The following table sets forth certain key performance indicators for each fiscal quarter for the periods indicated.

	2025(1)				2026(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(in millions)
Quarterly Active Customers	2.1	2.2	2.4	3.0	2.5	2.6
Orders(2)	5.1	5.0	5.6	7.5	5.9	6.3
GMV	$161.7	$180.2	$197.2	$279.5	$211.2	$216.3
Adjusted EBITDA(3)	$(15.7)	$(13.6)	$(14.0)	$(7.3)	$(10.7)	$(8.7)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)Includes physical goods Orders and Orders through the JumiaPay App.
(3)See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Adjusted EBITDA useful.
Liquidity and Capital Resources
At June 30, 2026, we had a liquidity position of $48.3 million, which was comprised of $47.4 million of cash and cash equivalents and $0.9 million of Term deposits and other financial assets. Most of our liquid means can be freely transferred. For a small fraction of our liquid means, we may need authorization or permits for a cross-border transfer.
Since our inception, we have financed our operations primarily through equity issuances. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, which primarily consist of computer equipment, office equipment and lease-hold improvements, as well as general corporate purposes. We believe, based on our current operating plan, that our existing cash and cash equivalents and cash flows from operating activities will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, general corporate needs and business expansion for at least the next twelve months. External effects may also negatively affect our growth trajectory. For example, our local sellers, some of whom rely on imports for supply, may be negatively affected by global supply chain disruptions. Curtailed access to supply for our local sellers may negatively affect the breadth of assortment on our platform which in turn may affect the overall performance of the business and result in a decrease in cash flows from operating activities. Hence, although we believe that we have sufficient cash and cash equivalents to cover our working capital needs in the ordinary course of business and to continue to expand our business, we may, from time to time, explore additional financing sources to cover our long-term financing needs.
Impact of Inflation
In the six months ended June 30, 2026, inflation indicators remained elevated in a number of countries in which we operate. For example, the consumer price index (“CPI”) year-over-year increases in June 2026 amounted to 15.9% in Nigeria, 14.3% in Egypt and 5.3% in Ghana, according to the Central Bank of Nigeria, Central Bank of Egypt and Ghana Statistical Service, respectively.
Inflationary pressure and currency devaluations continue to present risks to our liquidity and capital resources, including pressure on working capital requirements, foreign exchange exposure on cash balances and intercompany positions, and inflationary pressure on operating costs including wages, utility and fuel. In the six months ended June 30, 2026, ongoing cost efficiency initiatives contributed to mitigating these impacts, and overall the effect on our financial performance was less pronounced than in prior years.

Consolidated Statement of Cash Flows

	For the three months ended June 30,		For the six months ended June 30,
(in USD millions)	2025	2026	2025	2026
Net cash flows used in operating activities	(12.7)	(11.8)	(33.9)	(24.3)
Net cash flows (used in) / from investing activities	46.4	(0.2)	76.1	(0.4)
Net cash flows (used in) / from financing activities	(1.8)	(1.9)	(2.9)	(3.5)
Net (decrease)/increase in cash and cash equivalents	31.9	(14.0)	39.4	(28.3)
Effect of exchange rate changes on cash and cash equivalents	2.0	—	0.8	(1.0)
Cash and cash equivalents at the beginning of the period	61.6	61.5	55.4	76.7
Cash and cash equivalents at the end of the period	95.6	47.4	95.6	47.4
Net Cash Flows used in Operating Activities
Net cash used in operating activities decreased by 28.3% from a cash outflow of $33.9 million in the six months ended June 30, 2025 to a cash outflow of $24.3 million in the six months ended June 30, 2026, primarily driven by a lower operating loss.
Net Cash Flows used in Investing Activities
Net cash flows used in investing activities amounted to a cash outflow of $0.4 million in the six months ended June 30, 2026, compared to a cash inflow of $76.1 million in the six months ended June 30, 2025, which mainly related to the maturity of a $30.0 million bank deposit and to the maturing and selling of financial investments in the amount of $46.1 million during the six months ended June 30, 2025.
Net Cash Flows used in Financing Activities
Net cash flows used in financing activities amounted to a cash outflow of $3.5 million in the six months ended June 30, 2026, compared to a cash outflow of $2.9 million in the six months ended June 30, 2025, mainly due to the repayment of lease liabilities and payment of lease interest.

Contractual Obligations
Below is a summary of short-term and long-term anticipated cash requirements as of June 30, 2026:

	Payments due by period
(in USD thousands)	Less than one year	More than one year
Leases	4,552	9,468
Purchase obligations	69,611	29,212
Tax payables	10,606	—
Total	84,769	38,680
Purchase obligations relate primarily to trade payables, accrued employee benefits and other third-party agreements.
Quantitative and Qualitative Disclosures about Market Risk
During the six months ended June 30, 2026, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported under Item 11. “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report.
Critical Accounting Estimates and Judgments
As of June 30, 2026, there have been no material changes to the significant accounting estimates and judgments described under Item 5. “Operating and Financial Review and Prospects—Critical Accounting Estimates and Judgments” in the Annual Report.
Forward Looking Statements
This management’s discussion and analysis includes forward-looking statements. All statements other than statements of historical facts contained in this management’s discussion and analysis, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates,” “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement. These risks include, among others, political and economic conditions in the countries in which Jumia operates; the broader economic and operational effects of ongoing regional conflicts; disruptions to global and regional supply chains, including shortages and price increases affecting memory chips, CPUs, smartphones and other electronics; disruptions to air freight routes through the Middle East; increases in fuel prices and related surcharges imposed by logistics providers; and Jumia’s ability to mitigate these risks. These risks also include, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in Jumia’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for the year ended December 31, 2025. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this management’s discussion and analysis may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements included in this management’s discussion and analysis are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this management’s discussion and analysis to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this management’s discussion and analysis with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This management’s discussion and analysis includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA and General and administrative expense, excluding SBC, as well as operating metrics, including Annual Active Customers, Quarterly Active Customers, Orders and GMV.
We define Annual Active Customers, Quarterly Active Customers, Orders, GMV, General and administrative expense, excluding SBC, and Adjusted EBITDA as follows:
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Customers, means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period. Within Orders, we differentiate between physical goods Orders and Orders through the JumiaPay App.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.
We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based compensation expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based compensation expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based compensation, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.
•The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended June 30,		For the six months ended June 30,
(in USD millions)	2025	2026	2025	2026
Loss for the period	(16.6)	(11.7)	(33.3)	(29.5)
Income tax expense	0.3	0.9	0.5	0.8
Net Finance costs / (income)	(0.3)	(1.5)	(2.4)	2.4
Depreciation and amortization	2.0	2.0	4.0	4.1
Share-based compensation	0.9	1.7	2.0	2.8
Adjusted EBITDA	(13.6)	(8.7)	(29.2)	(19.4)

•The following table provides a reconciliation of loss for the period to Adjusted EBITDA for each fiscal quarter for the periods indicated.

	2025(1)				2026(1)
(in USD millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Loss for the period	(16.7)	(16.6)	(17.9)	(10.3)	(17.7)	(11.7)
Income tax expense	0.2	0.3	0.3	0.6	(0.1)	0.9
Net Finance costs / (income)	(2.2)	(0.3)	0.3	(0.9)	3.9	(1.5)
Depreciation and amortization	1.9	2.0	1.9	2.1	2.1	2.0
Share-based compensation	1.1	0.9	1.4	1.3	1.1	1.7
Adjusted EBITDA	(15.7)	(13.6)	(14.0)	(7.3)	(10.7)	(8.7)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.

2